UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

HTG Molecular Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40434H203

(CUSIP Number)

Milton C, Ault, III

BITNILE Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40434H203

1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,100,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,100,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of Common Stock held by Digital Power Lending, LLC.

CUSIP No. 40434H203

1	NAME OF REPORTING PERSONS Digital Power Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40434H203

1	NAME OF REPORTING PERSONS Milton C. Ault, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,100,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,100,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.96%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock held by Digital Power Lending, LLC.

CUSIP No. 40434H203

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of HTG Molecular Diagnostics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3430 E. Global Loop, Tucson, AZ 85706.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	BitNile Holdings, Inc., a Delaware corporation, with respect to the Shares beneficially owned by it through its subsidiary Digital Power Lending, LLC;

(ii)	Digital Power Lending, LLC, a California limited liability company, with respect to the Shares directly and beneficially owned by it; and

(iii)	Milton C. Ault, III, Founder and Executive Chairman of BitNile Holdings, Inc.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of BitNile Holdings, Inc. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Digital Power Lending, LLC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of BitNile Holdings, Inc. is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Digital Power Lending, LLC is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.  The principal business address of Mr. Ault is c/o BitNile Holdings, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141.

(c)        BitNile Holdings, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, BitNile Holdings owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including defense/aerospace, industrial, automotive, telecommunications, medical/biopharma, and textiles. The principal business of Digital Power Lending, LLC is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of BitNile Holdings, Inc.

(d)       No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedules A or B has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40434H203

(f)        BitNile Holdings, Inc. is organized under the laws of the State of Delaware. Digital Power Lending, LLC is organized under the laws of the State of California. Mr. Ault is a citizen of the United States of America. The citizenship of the persons listed in Schedules A and B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Digital Power Lending, LLC were purchased with working capital in open market purchases. Digital Power Lending, LLC expended an aggregate of $1,284,529.17 for the purchase of the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on such Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or, eventually, decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as such Reporting Persons may deem advisable.

The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 11,045,986 Shares outstanding, which is the total number of Shares outstanding as of June 21, 2022, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 7, 2022.

A.	BitNile Holdings, Inc.

(a)	As of August 5, 2022, BitNile Holdings, Inc. may be deemed to beneficially own 1,100,000 Shares, consisting of Shares held by Digital Power Lending, LLC. BitNile Holdings, Inc. may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of its relationship with such entity described in Item 2.

Percentage: 9.96%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,100,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,100,000

CUSIP No. 40434H203

(c)	BitNile Holdings, Inc. has not entered into any transactions in the Shares during the past sixty days.

B.	Digital Power Lending, LLC

(a)	As of August 5, 2022, Digital Power Lending, LLC beneficially owns 1,100,000 Shares held directly by it.

Percentage: 9.96%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,100,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,100,000

(c)	The transactions in the Shares by Digital Power Lending, LLC during the past sixty days are set forth in Schedule C and are incorporated herein by reference. All of such transactions were effected in the open market.

C.	Milton C. Ault, III

(a)	As of August 5, 2022, Mr. Ault may be deemed to beneficially own 1,100,000 Shares, consisting of Shares held by Digital Power Lending, LLC. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Digital Power Lending, LLC by virtue of his relationship with such entity described in Item 2.

Percentage: 9.96%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,100,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,100,000

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 40434H203

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 5, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among BitNile Holdings, Inc., Digital Power Lending, LLC and Milton C. Ault, III, dated August 5, 2022.

CUSIP No. 40434H203

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    August 5, 2022

BITNILE HOLDINGS, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/s/ David J. Katzoff
	Name:	David J. Katzoff
	Title:	Manager

CUSIP No. 40434H203

SCHEDULE A

Officers and Directors of BitNile Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 100 Park Avenue, 16th Floor, Suite 1658A, New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of BitNile Holdings, Inc.	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Howard Ash Independent Director	Chairman of Claridge Management	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o BitNile Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel

CUSIP No. 40434H203

SCHEDULE B

Officers and Directors of Digital Power Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Digital Power Lending, LLC	c/o Digital Power Lending, LLC, 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626	USA

CUSIP No. 40434H203

SCHEDULE C

Transactions in the Shares of Common Stock During the Last Sixty Days

Digital Power Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	557,000	1.1595	07/26/2022
Purchase of Common Stock	163,797	1.1300	07/27/2022
Purchase of Common Stock	1,103	1.1082	07/28/2022
Purchase of Common Stock	28,100	1.0492	07/29/2022
Purchase of Common Stock	10,000	1.0956	08/03/2022
Purchase of Common Stock	340,000	1.2115	08/04/2022